FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	ITC Judge Finds Kodak Patent Invalid In RIM Litigation	3

Document 1

May 21, 2012
FOR IMMEDIATE RELEASE

ITC Judge Finds Kodak Patent Invalid In RIM Litigation

WATERLOO, ONTARIO and IRVING, TEXAS--(Marketwire - May 21, 2012) - Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) today learned of an initial determination by Judge Pender at the U.S. International Trade Commission ("ITC") finding that Eastman Kodak's U.S. Patent No. 6,292,218 for digital cameras ("Kodak's '218 patent") - the only Kodak patent asserted against RIM products at the ITC - is invalid. This is the second of two ITC Judges with technical backgrounds who have found Kodak's patent invalid.

On January 14, 2010, Kodak filed a complaint with the ITC alleging that certain RIM camera-enabled products infringe Kodak's '218 patent. On January 24, 2011, then-presiding Chief Judge Luckern found that RIM's BlackBerry(R) products do not infringe the Kodak '218 patent and that the '218 patent is invalid. The ITC Commissioners later modified the interpretation of the '218 patent and sent the case to Judge Pender for further proceedings. Today, Judge Pender issued an initial determination again finding Kodak's '218 patent is invalid. Thus, two experienced ITC Judges with technical backgrounds have come to the same conclusion that the Kodak '218 patent is invalid.

Today's initial determination is subject to a review and possible modification by the ITC Commissioners. Absent modification by a majority vote of the Commissioners of the ITC, Judge Pender's decision will become the final determination of the ITC. The ITC's final decision is scheduled for September 21, 2012.

RIM and Kodak are also litigating the '218 patent in the United States District Court for the Northern District of Texas (Dallas). On May 9th, Presiding U.S. District Judge Kinkeade offered to immediately conduct a non-jury trial to resolve the pending patent disputes between Kodak and RIM, which would allow Kodak (which is now in bankruptcy) to seek monetary damages that are not available at the ITC. RIM accepted the Judge's offer and agreed to an immediate trial. However, Kodak objected and requested instead a jury trial at some later date.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry(R) solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to further anticipated proceedings in the above-mentioned dispute with Kodak, including further review and possible modification of today's initial determination by the ITC Commissioners, the anticipated timing of the ITC's final decision, and procedural matters in connection with a case involving Kodak's same patent before the United States District Court in Dallas. The terms and phrases "subject to", "possible", "will", "scheduled", "would", and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the outcome of further proceedings before the ITC and the United States District Court in Dallas, the discretion of the decision-makers in those proceedings, as well as other risks relating to intellectual property and the inherent uncertainty of litigation and ITC proceedings as described in further detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and the "Cautionary Note Regarding Forward-Looking Statements" section of RIM's MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Research In Motion
Tenille Kennedy
519-888-7465 x73684
tkennedy@rim.com

or

Investor Contact:
RIM Investor Relations
519-888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 22, 2012	By:	\s\Edel Ebbs
(Signature)
Edel Ebbs, EVP, Executive Operations, Office of the CEO